EXHIBIT 99.1

TO OUR SHAREHOLDERS:

We are pleased with our performance during a difficult year. Despite tough market conditions, we had a number of important achievements in 2002, which will serve as the foundation for future success. For a detailed discussion of 2002 results, we encourage you to read our enclosed Form 20-F in addition to the following highlights of the year.

SOLID RESULTS AND MARKET SHARE GAINS DURING DIFFICULT PERIOD

In 2002 we saw a continuation of the downturn in the global telecommunications equipment market. This affected the broadband wireless access sector in several ways. Newer operators that had been a major source of demand for our products continued to cut back on their spending and many ceased operations altogether. We also saw a slowdown in the spectrum allocation process in a number of countries. As a result, our sales decreased approximately 10.2% to $88.8 million, compared to $99.0 million in 2001, which included the combination of BreezeCOM and Floware from August 1, 2001. Although overall conditions in the telecom market were difficult, the broadband revolution continued as demand for broadband services continued to increase throughout the world. Our extensive product portfolio, global presence, diversified customer base, and strong OEM and channel partners, enabled us to concentrate our efforts on developing regions where demand was greatest and on established telecom operators. As a result, we were able to turn in a strong relative performance, increase our market share and solidify our position as the market leader.

Throughout 2002, we solidified our leading position in the US market, adding more established customers in rural America such as independent telcos and utility companies utilizing their large dark fiber infrastructure. During the year, we also continued to strengthen our position in China. In addition to working with our partner, Datang, we added an OEM partnership with Beijing International Switching Corporation, )BISC), a major Chinese telecommunications equipment provider which is about 50% owned by Siemens. By yearend we had begun to see signs that the licensing process in China and other emerging markets was being reinitiated. China by its sheer size is an important market for us and we expect other markets such as Latin America and Eastern Europe to be important regions for growth as well.

By yearend, we had over 30 different cellular operations and more than 100 rural independent operators and utility companies using our systems. We expect our installed base of customers to be a good source of follow-on business in the future.

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NEW PRODUCTS

In 2002, we launched several new products and technology extensions. For Wireless DSL applications, we introduced the high-speed BreezeACCESS OFDM(TM) and a new line of 5GHz products. For multi-service applications, we enhanced the Alvarix(TM) solution for the 28GHz band. We also introduced our high-performance DS.5800 product as part of our bridging product line and our unique SU-M (mobile
CPE) mobile networking solution for Homeland Security applications. We believe that, as demand improves, this breadth of product will prove to be an important competitive advantage and will enable us to expand our sales and address new opportunities in adjacent markets.

IMPROVED EFFICIENCY

Throughout 2002, we were faced with the difficult task of balancing the need to invest in positioning the company for the future with the need to improve our operating performance. While sustaining an aggressive R&D effort to maintain our leadership position, we continued the cost reduction programs that began in 2001. Through these efforts, we reduced our workforce by approximately 260 employees in 2001 and 2002 and realigned our research and development and sales and marketing efforts. We made steady progress during the year, reducing our operating loss in each successive quarter. For 2002 as a whole, we reported a net loss of $20.7 million, or $0.38 per share, compared with a net loss of $110.0 million, or $2.80 per share, in 2001. Our 2002 results include amortization of current technology and deferred stock compensation totaling $3.0 million as well as restructuring costs of $1.1 million.

STRONG BALANCE SHEET

As of December 31, 2002, we had cash and equivalents of $162.7 million, compared with $183.0 million at the end of 2001. Our operating activities consumed approximately $9.5 million in 2002 and capital expenditures were approximately $4.3 million. Also, in 2002, we received Israeli court approval for the purchase of up to $9 million of our ordinary shares. During the year, we purchased approximately 3.8 million shares at an aggregate cost of approximately $7.8 million.

Our strong balance sheet will enable us to continue to lead the BWA industry - both through internal growth by introducing the latest technology and by maintaining strong sales channels, and through strategic acquisitions.

RECENT DEVELOPMENTS

Subsequent to yearend, we announced the acquisition of most of the assets and liabilities of InnoWave ECI Wireless Systems Ltd. from ECI Telecom. InnoWave expands our product portfolio with a range of established, high-quality wideband voice and data solutions and significantly increases our ILEC customer base and experience in large-scale deployment projects. This acquisition represents another step in our efforts to solidify our position as the market leader and major consolidator of the BWA industry.

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We are continuing our leadership role in standards development through our participation in the WiMAX Forum, an industry group formed to promote interoperability of systems that conform to the new IEEE 802.16a standard for Wireless Metropolitan Area Network access. Alvarion was involved in the development of the 802.16a standard from the beginning, and we are pleased to see its broad industry acceptance. Intel has announced its intention to develop IEEE 802.16a-compliant silicon and subsequently we have signed a strategic agreement with them to develop WiMAX-certified systems. Working in close cooperation with Intel we are developing next generation products based on Intel's chips with the intention of being one of the first to launch a WiMAX-Certified system.

Industry standards, combined with new technology enabling more cost-effective solutions with higher throughput, will attract the interest of large carriers. These factors, plus positive regulatory developments, are leading to an important inflection point for our industry. We believe that, over the next few years, broadband wireless access will be making a transition from a niche market to become a significant component of the entire market.

I would like to acknowledge the determined efforts by our team during a challenging period. Thanks also to the support of our outstanding partners, we are making steady progress. We will continue to focus on achieving our strategic goals and the drive toward profitability.


                                          /s/ Zvi Slonimsky

                                          Zvi Slonimsky
                                          Chief Executive Officer


August 27, 2003